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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.-___ )*

ENXNET, Inc.
(Name of Issuer)

Common Stock, $0.00005 par value
(Title of Class of Securities)

29411J100
(CUSIP Number)

James M. Farinella, One Anderson Road, Suite #105, Bernardsville, NJ 07924
(908) 204-0004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59317W103

James M. Farinella
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
1,730,507
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
1,730,507
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,730,507

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

6.0%

14.	Type of Reporting Person

IN

Item 1.	Security and Issuer
Common Stock, par value $0.00005. EnXnet, Inc. 11333 E. Pine Street, Suite 75 Tulsa, Oklahoma 74116
Item 2.	Identity and Background
Integrated Capital Partners, Inc., a Nevada Corporation

Business Address: One Anderson Road, Suite #105, Bernardsville, NJ 07924

During the last five years, Integrated Capital Partners, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

150,000 shares of common stock were purchased directly from the Issuer at a price of
$0.60 per share with personal funds.
350,000 shares of common stock were acquired in exchange for services to the Issuer, at $0.60 per share.

The remaining shares of common stock were purchased on the open market at market prices with personal funds.

Item 4.	Purpose of Transaction
The reporting person has acquired the 1,730,507 shares of common stock for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities law.

The reporting person has no plan or proposal which would relate to or would result in the following events:

	(a)	The acquisition by any person of additional securities of the Issuer;
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
	(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

1,716,417 shares of common stock; 5.9% of issued and outstanding shares of common stock of the Issuer, held by Integrated Capital Partners, Inc. 14,090 shares of Common Stock; 0.1% of the issued and outstanding shares of Common Stock of the Issuer, held by Reporting Person.

Reporting person has 100% sole voting power as to 1,730,507 shares of common shares of common stock.
On or about August 10, 2006, the Issuer issued 350,000 shares of common stock to Integrated Capital Partners, Inc. in exchange for services rendered pursuant to an agreement.
On or about September 1, 2006, the Issuer issued 150,000 shares of common stock to Integrated Capital Partners, Inc. in exchange for payment of $90,000 ($0.60 per share).

Between August 2, 2006 and October 19, 2006, the Reporting Person and Integrated Capital Partners, Inc. purchased 1,230,507 shares of common stock of the Issuer in open market transactions at market prices.

Not applicable.

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 10, 2006, the Issuer entered into a consulting agreement with Integrated Capital Partners, Inc. wherein the Issuer retained Integrated Capital Partners, Inc. as a consultant for the following services: to assist in obtaining listing status on identified securities exchanges in Europe; to advise regarding appropriate exchanges for trading in Europe; to assist with respect to general promotional activities and the development and execution of promotional campaigns; to assist in efforts to raise capital through the issuance of equity securities; and, to advise with respect to general business matters. The Issuer agreed to pay Integrated Capital Partners, Inc. 350,000 shares of restricted common stock, priced at $0.60 per share.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2006
Date

Signature

James M. Farinella
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)